P.E. 2/11/02

333-13526

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FEB 6 – 2002

1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1– HOLMES FINANCING (No 4) PLC
2– HOLMES FUNDING LIMITED -2
3 –HOLMES TRUSTEES LIMITED -63



02013554

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

PROCESSED
FEB 1 5 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan		
Interest receivable - Cash deposits	33,245	38,852
	33,245	38,852
Interest payable - Notes		
Interest payable	(33,245)	(38,852)
	(33,245)	(38,852)
Net operating income		
Other income		
Operating expenses	42	43
	(42)	(43)
Profit on ordinary activities before taxation		
Taxation		
Profit on ordinary activities after taxation		
Dividend		
Retained profit brought forward		
Retained profit carried forward		

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 January 2002

	£'000
Fixed asset investments	
Loans to Funding	2,717,000
Current assets	
Cash at bank	13
	13
Creditors: Amounts falling due within one year	
Taxation	-
	-
Net current assets	13
Total assets less current liabilities	2,717,013
Creditors: Amounts falling due after more than one year	
Amounts due to noteholders	(2,717,000)
Net assets	13
Capital and reserves	
Share capital	13
Reserves	-
	13

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA	AAA
Fitch Ratings current rating	Aaa	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3		Aa3
S&P current rating	AA	AA	AA		AA
Fitch Ratings current rating	AA	AA	AA		AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2		Baa2
S&P current rating	BBB	BBB	BBB		BBB
Fitch Ratings current rating	BBB	BBB	BBB		BBB

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Moody's current rating	Ba2	Ba2	Ba2
S&P current rating	BB	BB	BB
Fitch Ratings current rating	BB	BB	BB

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Initial note balance	$ 1,050,000,000	€ 800,000,000	£ 550,000,000	$ 410,000,000	CHF 850,000,000
Previous quarter's note principal	1,050,000,000	800,000,000	550,000,000	410,000,000	850,000,000
Note redemptions	-	-	-	-	-
Outstanding note principal	1,050,000,000	800,000,000	550,000,000	410,000,000	850,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Initial note balance	$ 36,500,000	€ 35,800,000	£ 34,500,000		€ 11,000,000
Previous quarter's note principal	36,500,000	35,800,000	34,500,000		11,000,000
Note redemptions	-	-	-		-
Outstanding note principal	36,500,000	35,800,000	34,500,000		11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Initial note balance	$ 54,500,000	€ 53,800,000	£ 49,500,000		£ 19,000,000
Previous quarter's note principal	54,500,000	53,800,000	49,500,000		19,000,000
Note redemptions	-	-	-		-
Outstanding note principal	54,500,000	53,800,000	49,500,000		19,000,000

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Initial note balance	€ 30,000,000	€ 27,000,000	£ 5,000,000
Previous quarter's note principal	30,000,000	27,000,000	5,000,000
Note redemptions	-	-	-
Outstanding note principal	30,000,000	27,000,000	5,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Note interest margins	19	N/A	23	23	N/A
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006	16/07/2006
Step up margins	38	46	46	46	38

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Note interest margins	38	40	44		43
Step up dates	16/07/2006	16/07/2006	16/07/2006		16/07/2006
Step up margins	78	80	88		86

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Note interest margins	128	145	130		150
Step up dates	16/07/2006	16/07/2006	16/07/2006		16/07/2006
Step up margins	228	245	230		250

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Note interest margins	475	450	450
Step up dates	16/07/2006	16/07/2006	16/07/2006
Step up margins	575	550	550

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	16/01/2002

Liquidity facility limit	£ 75,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£ 25,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	248,855	179,789
Interest receivable - Cash Deposits	2,554	2,380
	251,409	182,169
Interest payable - Mortgages	(248,855)	(179,789)
Interest payable - Cash Deposits	(2,554)	(2,380)
	(251,409)	(182,169)
Net operating income	-	-
Fees receivable	2,022	1,630
Fees payable	(2,022)	(1,630)
Operating expenses	(3,146)	(2,697)
Provision charges	(2,278)	(83)
Other income	5,424	2,780
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable		
Cash at bank	459	
Other debtors	144,110	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller		
Amounts due to Funding	(137,389)	
Sundry creditors	(7,165)	
	(15)	
	(144,569)	
Net current assets		
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		
Funding share of mortgage loans		(5,893,763)
		(11,969,990)
Net assets		
Capital and reserves		
Share capital (£2)		
Reserves		

Holmes Funding Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	155,270	138,785
Interest receivable - Cash Deposits	2,123	2,237
	157,393	141,022
Interest payable - Inter-company loans	(134,365)	(132,453)
Interest payable - Start up loans	(776)	(732)
	(135,141)	(133,185)
Net operating income	22,252	7,837
Other Income	3,220	3,180
Operating expenses	(5,985)	(4,740)
Deferred consideration	(20,134)	(6,974)
Profit/(loss) on ordinary activities before taxation	(647)	(597)
Taxation	(5)	(4)
Profit/(loss) on ordinary activities after taxation	(652)	(701)
Dividend	-	-
Retained profit/(loss) brought forward	(2,225)	(1,524)
Retained profit/(loss) carried forward	(2,877)	(2,225)

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset Investments		
Beneficial interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	19	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
Reserve fund at closing	13,500	
Initial closing reserve funds	127,076	
Drawings to make bullet repayment	-	
Other drawings	-	
Transfers from revenue receipts	1,999	
Closing reserve balance	129,075	
Target reserve funds	185,000	

Principal deficiency ledger		AAA	BBB
Opening PDL balance		Nil	Nil
Losses this quarter		-	-
PDL top up from revenue income			
Closing PDL balance	Nil	Nil	Nil

Start up loan outstanding	£'000
Initial balance	26.250
Initial closing outstanding	13,000
Second start up loan	13,250
Third start up loan	17,500
Fourth start up loan	7,500
Fifth start up loan	5,100
Accrued interest	-
Repayments made	-
Closing balance	56,350

Liquidity facility	£'000
Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated 6th February, 2002

By _____

P J Lott (Authorised Signatory)